## STATEMENT OF QUALIFICATIONS

I, Ken Major, do hereby certify that:

I. I am employed as Senior Process Consultant by:

Hatch
400 – 1066 West Hastings
Vancouver, BC
V6E 3X2

II. I graduated with a Bachelor of Engineering, 1976 from McGill University in Montreal

III. I am a Professional Engineer Registered with APEGBC, 13149

IV. I have worked as a Metallurgical Engineer in Mineral Processing continuously for a total of 31 years since my graduation from undergraduate university..

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for the preparation of Sections 3.5,18, 21.4, 22.3, with information relating to areas of responsibility in Sections 25.6 to 25.8 of this technical report titled New Afton Detailed Feasibility Study dated March 2007. My responsibilities included reviewing the results from the metallurgical test programs and subsequent generation of the process design criteria and flowsheets.

VII. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 30th day of March 2007.

(BC #13149)

Signature of Qualified Person

Ken Major, P.Eng.

Print Name of Qualified Person